April 3, 2007
Altra Holdings, Inc. Announces Successful Completion of its
Tender Offer for TB Wood’s Corporation
Quincy, Massachusetts — Altra Holdings, Inc. (NASDAQ: AIMC) today announced that a total of approximately 3,591,854 shares of TB Wood’s Corporation’s common stock were validly tendered (including shares subject to guaranteed delivery procedures) and not withdrawn prior to the expiration of Altra’s cash tender offer to purchase all of the outstanding common stock of TB Wood’s. Altra’s tender offer expired, as scheduled, at midnight, Eastern time, on Monday, April 2, 2007 and was not extended. The shares represent approximately 95% of TB Wood’s outstanding common stock. Altra has accepted all of these shares for payment.
As the final step of the acquisition process, Altra intends to consummate a merger in which all remaining outstanding and untendered shares of TB Wood’s common stock, other than those held by shareholders who properly perfect dissenters’ rights under Delaware law, will be converted into the right to receive the same $24.80 cash price per share paid in the tender offer, net to the holder without interest and less any required withholding taxes. Consummation of the merger is expected to occur within the next few days.
About Altra Industrial Motion
Altra Industrial Motion, a subsidiary of Altra Holdings, Inc., is a leading multinational designer, producer and marketer of a wide range of electromechanical power transmission products. The company brings together strong brands covering over 35 product lines with production facilities in six countries and sales coverage in over 70 countries. Our leading brands include Boston Gear, Warner Electric, Formsprag Clutch, Ameridrives Couplings, Industrial Clutch, Kilian Manufacturing, Marland Clutch, Nuttall Gear, Stieber Clutch, Wichita Clutch, Twiflex Limited, Bibby Transmissions, Matrix International, Inertia Dynamics, Huco Dynatork and Warner Linear.
Additional Information
This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of TB Wood’s Corporation’s common stock was made pursuant to the offer to purchase and related materials that Altra Holdings, Inc. and Forest Acquisition Corporation filed with the Securities and Exchange Commission on March 5, 2007 and as subsequently amended. Copies of the offer to purchase and related materials with respect to the offer may be obtained free at the SEC’s website at www.sec.gov, from the information agent named in the tender offer materials or from Altra Holdings, Inc.
Forward Looking Statements: This news release may contain forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the actions or results of Altra Holdings or TB Wood’s could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected timing of the completion of the transaction and the ability to complete the transaction considering the various closing conditions. Altra Holdings assumes no obligation and does not intend to update these or any other forward-looking statements.
Contacts:
David Wall
Chief Financial Officer
Altra Holdings Inc.
14 Hayward Street
Quincy, MA 02171

Phn:	617-689-6380
Fax:	617-689-6202
E-Mail:	david.wall@altramotion.com